Exhibit 99.10

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Digihost Technology Inc. (formerly, HashChain Technology Inc.)

10th Floor – 595 Howe Street

Vancouver, British Columbia

Canada V6C 2T5

2.	Date of Material Change

February 21, 2020

3.	News Release

The news release attached as Schedule “A” was released on February 21, 2020.

4.	Summary of Material Change

The material change is described in the news release attached as Schedule “A”.

5.	Full Description of Material Change

The material change is described in the news release attached as Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Alec Amar, President and Director

T: 917-242-6549

9.	Date of Report

February 21, 2020

Schedule “A”

DIGIHOST TECHNOLOGY INC. ANNOUNCES CORPORATE UPDATE

Vancouver, BC – February 21, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; Greys: HSSHD) is pleased to provide a corporate update following the completion of the reverse takeover transaction (the “RTO”), previously disclosed in the Company’s press release of February 14, 2020. Following completion of the RTO, the Company has realized its strategy to vertically integrate the Company’s operations with the hosting services previously provided to the Company through the colocation facilities agreements dated May 20, 2018 (the “Colocation Agreements”) and create a vertical operation.

Termination of the Colocation Agreements

Pursuant to the completion of the RTO, the Colocation Agreements, whereby the Company was paying a fee of US$0.10/kWh for the electricity used in its cryptocurrency operations, have been terminated and the Company has been released from its accrued liabilities owing under the Colocation Agreements. Following the vertical integration of the Company’s operations with the hosting infrastructure and equipment, lease agreement for a facility and a 115,000 KVA outdoor substation, and power contract for the supply of electricity to the facility, all acquired in connection with the RTO, the Company expects to be able to conduct its operations with electricity at an average cost of USD$0.038/kWh. Given the significant reduction in electricity costs and the current price of Bitcoin, the Company expects that it will be profitable this quarter.

Access to Capital

As previously disclosed in the Company’s press release of February 14, 2020, immediately prior to the completion of the RTO, the Company completed a concurrent financing for gross proceeds of C$5.4 million. As a result of the increased access to capital, the Company is looking into opportunities to acquire new Bitcoin miners with greater hash rates to expand its total computing power and operate more efficiently.

“The completion of the reverse takeover has provided a great opportunity for the re-structured Company to reduce its cost of mining and seek out new opportunities to acquire some of the latest miners to expand our capabilities,” said Michel Amar, CEO of Digihost. “New management of the Company is very excited by the opportunities in front of us and we look forward to working towards helping the Company reach its full potential. None of the directors, including myself, are receiving directors’ fees or salaries and we are dedicated to increasing the long-term value of the Company.”

About Digihost Technology Inc.

Digihost Technology Inc. is a blockchain company, which currently operates 12,895 Bitcoin mining rigs with the ability to expand to 17.5 MW of computing power. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet and a 115,000 KVA outdoor substation under a five-year lease and an option to lease additional facility space totalling 240,000 square feet after 3 years. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

Additional Information

For further information, please contact:

Digihost International, Inc.

Angie Ihler, Media Inquiries

T: 917-242-6549

Cautionary Statement:

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as the Company’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, and the regulatory environment of cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of the Company include but are not limited to: the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the State of New York, the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this press release.